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Sanitec Corp.
Press Release 26.11.2004 at 15:00 CET






Sanitec Interim Financial Report January - September 2004


PUBLISHED FRIDAY 26 NOVEMBER 2004 AT 15:00 CET

Sanitec's Interim Report January - September 2004 has been published. The report for the third quarter is available both as a pdf and on-line version through our web site WWW.SANITEC.COM.


HIGHLIGHTS

THIRD QUARTER 2004
o Net sales for the third quarter 2004 were EUR 209.9 million finishing generally at the same level as the prior year when eliminating the EUR
      16.2 million share of our Vacuum Sewage Systems business segment, which was divested early in the second quarter of 2004.
o Pressured by higher energy costs and restructuring and integration consulting costs, EBITDA was EUR 30.9 million or 14.7% of net sales for the third quarter finishing EUR 1.3 million or 4.0% lower than at the same time last year when eliminating the net EUR 1.4 million share of the divested Vacuum Sewage Systems business. Excluding the Vacuum Sewage Systems business segment and restructuring and integration consulting relating charges of EUR 4.3 million, EBITDA margin, on a comparable basis, of 16.8% of net sales was at the level of last year's 16.9%.
o Operating profit for the third quarter decreased to EUR 11.1 million or 5.3% of net sales compared to EUR 12.2 million or 5.4% last year. EUR 0.4 million of the decrease is attributable to the disposal of our Vacuum Sewage Systems business segment. This quarter's results are strongly burdened by integration consulting and restructuring items of EUR 4.3 million as well as higher costs of manufacturing due to energy cost increases.
o Total capital expenditure in the third quarter was EUR 5.6 million or 2.7% of net sales. This represents a decrease of EUR 4.8 million or 46.2% compared to last year.

YEAR TO DATE SEPTEMBER 2004
o September year to date net sales were EUR 692.7 million. Net sales were EUR 14.6 million or 2.2% above the first nine months of 2003 when eliminating the net EUR 35.7 million share of our Vacuum Sewage Systems business segment divested in the second quarter of 2004.
o Despite pressure from increased energy prices, EBITDA for the first nine months of 2004 was EUR 108.3 million or 15.6% of net sales compared to EUR
      106.3 million or 14.9% in the first nine months of 2003. Excluding the net EUR 3.8 million effect of our




                                                                         Sanitec

                                    Sanitec Corporation     Tel. +358 9 7095 400
             P.O. Box 447, FIN-00101, Helsinki, Finland     Fax  +358 9 773 1207
          Mikonkatu 15 A,  FIN-00100, Helsinki, Finland          www.sanitec.com


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      divested Vacuum Sewage Systems business segment, EBITDA was EUR 107.3 million i.e. 15.9% of net sales. Excluding Vacuum Sewage Systems business segment and restructuring and integration consulting charges of EUR 13.3 million, EBITDA increased to EUR 120.6 million or 17.8% of net sales compared to EUR 110,3 million or 16.7% in the first nine months of 2003.

o     Operating profit for the first nine months of the year increased to EUR
      46.7 million or 6.7% of net sales compared to EUR 40.9 million or 5.7% in the prior year. The divested Vacuum Sewage Systems business segment reduced the improvement by EUR 2.0 million.
o Total capital expenditure was EUR 16.2 million or 2.3% of net sales for the first nine months of 2004, which is a decrease of EUR 6.6 million compared to last year.
o The net indebtedness was reduced to EUR 593.5 million excluding the shareholder and PIK loans, which is EUR 94.0 million or 13.7% lower than on September 30, 2003 and EUR 20.0 million lower than in the second quarter of 2004.

A subsequent CONFERENCE CALL will be held on 29 NOVEMBER 2004 AT 15:00 CET. Registration to the call will be done by filling in the Conference call form on Sanitec's Internet site, not later than 29 November 2004 at 8:00 CET.

Sanitec Corporation

Click here to download full pdf
http://www.sanitec.com/onlinereport2003/b/b3/b3.htm
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Enter our On-line Report http://www.sanitec.com/onlinereport2003/b/b3/b3.htm
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SANITEC IS A EUROPEAN MULTI-BRAND GROUP THAT DESIGNS, MANUFACTURES AND MARKETS
BATHROOM CERAMICS AND BATH AND SHOWER PRODUCTS. THE GROUP IS BASED AROUND LOCALLY WELL KNOWN BRANDS, WHICH HAVE STRONG POSITIONS AND DEEP ROOTS IN THE BATHROOM BUSINESS, AND IS WELL POSITIONED AS A LEADING EUROPEAN PROVIDER FOR BATHROOM SOLUTIONS.

IN 2003, SANITEC'S NET SALES AMOUNTED EUR 951.1 MILLION. THE GROUP EMPLOYS AROUND 7,100 PEOPLE, MAINLY IN EUROPE. THE 29 PRODUCTION PLANTS ARE LOCATED MAINLY IN EUROPE WHEREAS THE SALES AND MARKETING NETWORK OPERATES world-wide.












                                                                         Sanitec